June 4, 2013

Via EDGAR

Mr. David R. Humphrey

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Mail Stop 2561

Washington, DC 20549

Re:	Erickson Air-Crane Incorporated
Form 10-K for the Year Ended December 31, 2012, Filed March 8, 2013
Form 10-Q for the Quarterly Period Ended March 31, 2013, Filed May 9, 2013
File No. 001-35482

Dear Mr. Humphrey:

This letter is submitted on behalf of Erickson Air-Crane Incorporated (the “Company”) in response to the comments that you provided on behalf of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s 10-K for the fiscal year ended December 31, 2012 (the “Form 10-K”) and Form 10-Q for the quarterly period ended March 31, 2013 (the “Form 10-Q”), as set forth in your letter to the Company dated May 21, 2013. For reference purposes, the text of the comments contained in your letter dated May 21, 2013 have been reproduced herein (in bold), with the Company’s response below each such comment.

Form 10-K for the Year Ended December 31, 2012

Item 6. Selected Financial Data, page 34

EBITDA Reconciliation, page 38

1.	It appears the line item “Income Expense” in the Net Income to EBITDA reconciliation represents “Interest Expense.” Please make the correction in future filings.

Company Response: The Company acknowledges the Staff’s comment and will make the requested revision in its future reports.

2.	We note that you have included the item “Non-cash charges from awards to employees of equity interests” in your reconciliation of net income to EBITDA. The terms EBIT and EBITDA have a wide and recognized existing use. For that reason, the elimination of compensation charges from EBITDA is not appropriate. Please revise in future filings. If this type of charge is considered in the calculation of Bank EBITDA, it should be reflected in the reconciliation of EBITDA to Bank EBITDA only. In this regard, we note that it is included as a reconciling item to Adjusted EBITDA in your Form 10-Q for the quarterly period ended March 31, 2013.

Company Response: The Company acknowledges the Staff’s comment and will not include non-cash charges from awards to employees of equity interests in its reconciliation of net income to earnings before interest, taxes, depreciation and amortization (“EBITDA”) in future reports that present EBITDA.

3.	As a related matter, reference is made to the reconciliations presented on page 9 of your press release dated May 9, 2013. The amortization of aircraft component overhauls adjustment should be presented as a component of “Adjusted EBITDA” rather than as a component of “EBITDA.” Please revise your presentation accordingly in future filings.

Company Response: The Company respectfully submits that the amortization of aircraft component overhauls, as disclosed on page 9 of the referenced press release, is a component of amortization within the definition and use of EBITDA and it was included as a separate line item to provide investors information to help them understand the material change in the amortization component of EBITDA and enhance their understanding of the Company’s business as a whole. In light of the Staff’s comment, in future reports the Company will continue to present the amortization of aircraft component overhauls adjustment as a component of EBITDA, however, it will not present amortization of aircraft component overhauls as a separate line item.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 38

Trends and Uncertainties Affecting Our Business, page 45

4.	Reference is made to your discussion of the “Greece Receivable” on page 46. In view of the 2012 decision by the government of Greece to withhold payment on a $5.8 million receivable pending resolution of certain tax matters, please discuss in your response the consideration given to reclassifying this receivable balance to non-current assets as of December 31, 2012 and/or March 31, 2013.

Company Response: The Company respectfully submits that, in all future filings, it will reclassify the “Greece Receivable” discussed on page 46 of the Form 10-K as a result of the circumstances surrounding the receivable. The Company now believes that a resolution of the tax matters related to this receivable are unlikely to be resolved within the next 12 months and, as a result, the receivable should not be classified as a current asset.

Results of Operations, page 48

General

5.	We note that you have discussed changes in Revenues and Gross Profit, but have not specifically discussed changes in Costs of Revenues. The disclosure on page 44 indicates Costs of Revenues includes items such as raw materials and plant labor and overhead including related employee benefits, fuel, and labor. Changes in each of these major components should be specifically discussed. Further, you should specifically discuss the impact of fuel surcharge revenue on revenues and net fuel expense.

Company Response: The Company acknowledges the Staff’s comment and, to the extent material, will specifically disclose changes in each of the major components of cost of revenues, such as raw materials, plant labor and overhead including related employee benefits, fuel, and labor, in future reports. With respect to the impact of fuel surcharge revenue on revenues and net fuel expense, the Company respectfully advises the Staff that the Company’s contracts do not impose fuel surcharges and that, therefore, the Company does not have fuel surcharge revenues.

Critical Accounting Policies and Estimates, page 56

6.	Refer to your discussion titled “Emerging Growth Company” on page 68. We assume that you have elected not to take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. If our assumption is correct, please revise future filings to clearly state this fact. If our assumption is not correct, please advise.

Company Response: The Company acknowledges the Staff’s comment and will clearly state that it has elected not to take advantage of the extended transition period in future reports containing such accounting policy disclosure.

Contractual Obligations, page 64

7.	Please revise your tabular presentation in future filings to include projected interest payments. To the extent your credit facilities calculate interest at variable rates, please disclose the basis on which you have calculated the projected interest payment.

Company Response: The Company acknowledges the Staff’s comment and will make the requested revision in future reports.

Form 10-Q for the Quarterly Period Ended March 31, 2013

Management’s Discussion and Analysis

Recent Developments, page 17

8.	We note the disclosure here and in your Form 8-K filed March 7, 2013 that you have agreed to binding terms for the HRT acquisition, and that, as disclosed in Exhibit 99.2 to the aforementioned Form 8-K, you had received firm commitments to expand your credit agreement to facilitate the funding of the purchase price. As such, it appears this acquisition is probable. Please tell us how you have assessed this transaction for significance, and what financial statements you would include in any registration statements filed. In this regard, we note the disclosure in your Form 8-K filed May 2, 2013 that, in connection with the issuance of the $400 million of 8.25% Second Priority Senior Secured Notes due 2020, you agreed to use commercially reasonable efforts to register such Notes.

Company Response: The Company respectfully submits that it has analyzed the facts and circumstances in connection with its potential transaction to acquire Air Amazonia Serviços Aéreos Ltda. (“Air Amazonia”), the aerial services business of HRT Participacoes em Petroleo, S.A. (“HRT”) and certain related assets (the “HRT Transaction”), and has determined that the consummation of the HRT Transaction is not probable. As disclosed in the Form 8-K filed on March 7, 2013, the term sheet for the HRT Transaction is an agreement to work in good faith towards establishing and executing definitive agreements and related documentation. That process has yet to be completed, and there are also a significant number of important conditions outlined in the term sheet that have not occurred to date, and may never occur, including the following:

•	neither HRT’s Board of Directors nor its shareholders have approved the transactions contemplated by the term sheet;

•	the Aerial Services Agreement contemplated by the term sheet has not been negotiated, prepared or approved by the Company, HRT or TNK-Brasil Exploração e Produção de Óleo e Gás Natural Ltda;

•

the Company’s payment guarantee for the purchase price has not been negotiated and ultimately may not be sufficient or acceptable to HRT, and a guarantee acceptable to HRT may not comply with the terms of the Company’s existing guarantees, credit facilities and other indebtedness;

•	the parties have not obtained or solicited any required regulatory or other third party approvals necessary to effectuate the contemplated transaction; and

•	the term sheet does not provide for a termination fee or other financial penalties to be incurred by either party if the transaction is not consummated.

In addition, the Company considered that, as part of the notes offering, an amount of the net proceeds equal to $45.0 million was placed in escrow, to be released only if the HRT Transaction is consummated on or prior to July 31, 2013; otherwise, $45.0 million in aggregate principal amount of the notes will be subject to a special mandatory redemption in accordance with the terms of the notes. The Company believes the fact that investors in the notes offering required an escrow in respect of the HRT Transaction further supports its determination that the consummation of the HRT Transaction is not probable.

The Company further respectfully advises the Staff that the Company has not yet assessed the HRT Transaction for significance as it has not yet received audited financial statements from HRT for Air Amazonia or the related assets. Given the significant number of outstanding conditions, HRT has elected not to provide such financial statements until the important conditions to be satisfied for the HRT Transaction have further progressed. To the extent that the Company receives financial statements for Air Amazonia and/or any related HRT assets, it will assess the significance of the HRT Transaction and make all required filings within the prescribed time periods.

*        *        *

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its Commission filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company appreciates the Staff’s attention to the review of the Form 10-K and the Form 10-Q. Please contact me at (503) 505-5815 or Michael Reed of DLA Piper LLP (US) at (202) 799-4229 if you have any questions about this letter.

Sincerely,

/s/ Charles Ryan
Charles Ryan
Chief Financial Officer, Senior Vice President,
Chief Accounting Officer, and Principal Accounting Officer

cc:	Amy Geddes (SEC Division of Corporation Finance)
Margery Reich (SEC Division of Corporation Finance)
Udo Reider (CEO, Erickson Air-Crane Incorporated)
Edward Rizzuti (General Counsel, Erickson Air-Crane Incorporated)
Michael Reed (DLA Piper LLP (US))
Michael Hutchings (DLA Piper LLP (US))

5